JPMORGAN INSURANCE TRUST

1111 POLARIS PARKWAY

COLUMBUS, OH 43240

VIA EDGAR CORRESPONDENCE

April 29, 2010

Sally Samuel

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Insurance Trust (“Trust”);

File Nos. 33-66080; 811-7874 – Post-Effective Amendment No. 34

Dear Ms. Samuel:

This letter is in response to the outstanding telephonic comments that you provided on March 30, 2010, as discussed further on April 15, 2010, with respect to Post-Effective Amendment No. 34 to the Trust’s Registration Statement.   We will incorporate any further changes to the Trust’s Registration Statement in an amendment pursuant to Rule 485(b) that will be filed this week.

General

1.

Comment:  To the extent the Trust utilizes a summary prospectus, please confirm that you will comply with Rule 498.

Response:  The Trust does not currently intend to utilize summary prospectuses for the Portfolios, but it will comply with Rule 498 if it utilizes them in the future.

Annual Fund Operating Expenses Table

2.

Comment:  In the footnote describing the contractual fee waivers, please add an explanation that the expense limitation agreement can not be terminated prior to its expiration date.

Response:  The requested disclosure will be added.

Main Investment Strategies

3.

Comment:  For the Core Bond Portfolio, please move the explanation that the Portfolio’s 80% policy is fundamental to “More About the Portfolios.”

Response:  We will move the information to “More About the Portfolios” as requested.

The Portfolio’s Past Performance

4.

Comment:  Please revise the description of the Lipper index to clarify what funds are included in the index.

Response:  We will revise the disclosure to say that the Lipper index is “based on the total returns of certain mutual funds within the Lipper designated category for the Portfolio.  These mutual funds are considered by Lipper to be similar to the Portfolio.

5.

Comment:  Please revise the bar chart to show vertical bars instead of horizontal bars.

Response:  As discussed, we respectfully decline to revise the bar chart to show vertical bars because we do not believe that Form N-1A requires that the bars be vertical, and we do not believe the horizontal bars are more confusing.   We will, however, add a scale to the horizontal axis in order to make the relative performance clearer.

6.

Comment:  Please include the gross MSCI EAFE index for the comparative index for the International Equity Portfolio and revise the parenthetical after the index name in the table to exclude taxes.

Response:  The Registrant appreciates the comment but because the MSCI index returns are provided both gross and net of withholding taxes and many mutual funds reflect the returns net of withholding taxes, the Registrant prefers to leave the disclosure as is.  In particular, we believe the returns net of withholding taxes to be a more appropriate comparison to the Portfolio’s returns. To make it clear which version of the index we are presenting, we have revised the parenthetical as follows:

(Reflects No Deduction for Fees, Expenses or Taxes (except Withholding Taxes))

In connection with your review of the Trust’s Post-Effective Amendment No. 34 filed by the Trust on February 11, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments.  Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary